Exhibit 99.4

27 September 2005

United Utilities appoints Non Executive Director.

United Utilities PLC today announces the appointment of Paul Heiden as a non-executive director with effect from 5 October 2005.

Paul Heiden, 48, has been the Chief Executive of FKI plc since 2003. From 1992, he held various senior management positions at Rolls-Royce plc prior to joining the board in 1997 as Director of Industrial Businesses and being appointed Group Finance Director in 1999. After qualifying as a Chartered Accountant at Peat Marwick Mitchell & Co, he worked in senior finance roles at Hanson PLC and Mercury Communications. He was a non-executive director of Bunzl plc from 1998 – 2005 and is a non-executive director of Filtrona plc.

Announcing the appointment, United Utilities' Chairman, Sir Richard Evans said: 'Paul Heiden has had extensive experience in senior management roles within the engineering industry. We are delighted that he will be joining the board as a non-executive director'.